                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K


                Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

(Mark One)

[ x ] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended October 31, 1997.

                                      or

[   ]  Transition report pursuant to Section 15(d) of the Securities Exchange
       Act of 1934 for the transition period from __________ to ____________.


                        Commission file number  1-12273


A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Roper Industries, Inc. Employees' Retirement Savings 003 Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Roper Industries, Inc., 160 Ben Burton Rd., Bogart, GA 30622.

                         Independent Auditors' Report


The Board of Directors
Roper Industries, Inc.:

We have audited the accompanying statements of net assets available for benefits of Roper Industries, Inc. Employees' Retirement Savings 003 Plan (the "Plan") as of October 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended October 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Roper Industries, Inc. Employees' Retirement Savings 003 Plan as of October 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended October 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in the net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                KPMG Peat Marwick LLP

April 10, 1998
Atlanta, Georgia

                                                      ROPER INDUSTRIES, INC.
                                              EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

                               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                          (IN THOUSANDS)

                                                         OCTOBER 31, 1997

                                                                                     Fund Information
                                                         ----------------------------------------------------------------------
                                                                               Merill        Merill
                                                                               Lynch         Lynch
                                                              Roper          Retirement      Equity       MFS
                                                         Industries, Inc.   Preservation     Index      Emerging      AIM Value
                                             Total         Common Stock        Trust         Trust     Growth Fund       Fund
                                            --------     ---------------   -------------   ---------   -----------    ---------
Investments, at fair value:
 Mutual funds                                $20,800          $    -          $     -       $    -        $1,408       $10,326
 Common trust funds                           12,495               -           11,659          836             -             -
 Common stock                                  6,947           6,947                -            -             -             -
 Loans to participants                           609               -                -            -             -             -
Cash                                              52               -                -            -             -             -
Contributions receivable:
 Employees                                       145              17               27            6             8            48
 Employer                                        175              22               33            7            10            57
                                             -------          ------          -------       ------        ------       -------
 Net assets available for benefits           $41,223          $6,986          $11,719       $  849        $1,426       $10,431
                                             =======          ======          =======       ======        ======       =======

                                                                       Fund Information
                                            ------------------------------------------------------------------------
                                            Templeton                      Merill Lynch   Merill Lynch
                                             Foreign      Merill Lynch     Basic Value     Corporate     Participant
                                              Fund        Capital Fund         Fund        Bond Fund        Loans       Cash
                                            --------     ---------------   ------------   -----------    -----------  ---------
Investments, at fair value:
 Mutual funds                                $ 1,110          $5,856          $ 1,114       $  986        $    -       $     -
 Common trust funds                                -               -                -            -             -             -
 Common stock                                      -               -                -            -             -             -
 Loans to participants                             -               -                -            -           609
Cash                                               -               -                -            -             -            52
Contributions receivable:
 Employees                                         6              21                5            7             -             -
 Employer                                          7              25                6            8             -             -
                                             -------          ------          -------       ------        ------       -------
 Net assets available for benefits           $ 1,123          $5,902          $ 1,125      $ 1,001        $  609       $    52
                                             =======          ======          =======       ======        ======       =======

                                                      ROPER INDUSTRIES, INC.
                                              EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

                               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                          (IN THOUSANDS)

                                                         OCTOBER 31, 1996

                                                                                     Fund Information
                                                         ----------------------------------------------------------------------
                                                                               Merill        Merill
                                                                               Lynch         Lynch
                                                              Roper          Retirement      Equity       MFS
                                                         Industries, Inc.   Preservation     Index      Emerging      AIM Value
                                             Total         Common Stock        Trust         Trust     Growth Fund       Fund
                                            --------     ---------------   -------------   ---------   -----------    ---------
Investments, at fair value:
 Mutual funds                                $14,142          $    -          $     -       $    -        $  636       $ 7,428
 Common trust funds                           10,753               -           10,567          186             -             -
 Common stock                                  4,676           4,676                -            -             -             -
 Loans to participants                           478               -                -            -             -             -
Cash                                              15               -                -            -             -             -
Contributions receivable:
 Employees                                       134              16               27            3             8            48
 Employer                                        161              19               32            4            10            58
                                             -------          ------          -------       ------        ------       -------
 Net assets available for benefits           $30,359          $4,711          $10,626       $  193        $  654       $ 7,534
                                             =======          ======          =======       ======        ======       =======

                                                                       Fund Information
                                            ------------------------------------------------------------------------
                                            Templeton                      Merill Lynch   Merill Lynch
                                             Foreign      Merill Lynch     Basic Value     Corporate     Participant
                                              Fund        Capital Fund         Fund        Bond Fund        Loans       Cash
                                            --------     ---------------   ------------   -----------    -----------  ---------
Investments, at fair value:
 Mutual funds                                $   252          $4,461          $   373       $  992        $    -       $     -
 Common trust funds                                -               -                -            -             -             -
 Common stock                                      -               -                -            -             -             -
 Loans to participants                             -               -                -            -           478             -
Cash                                               -               -                -            -             -            15
Contributions receivable:
 Employees                                         3              21                2            6             -             -
 Employer                                          3              25                2            8             -             -
                                             -------          ------          -------       ------        ------       -------
 Net assets available for benefits           $   258          $4,507          $   377       $1,006        $  478       $    15
                                             =======          ======          =======       ======        ======       =======

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                (IN THOUSANDS)

                          YEAR ENDED OCTOBER 31, 1997

                                                                                     Fund Information
                                                         ----------------------------------------------------------------------
                                                                               Merill        Merill
                                                                               Lynch         Lynch
                                                              Roper          Retirement      Equity       MFS
                                                         Industries, Inc.   Preservation     Index      Emerging      AIM Value
                                             Total         Common Stock        Trust         Trust     Growth Fund       Fund
                                            --------     ---------------   -------------   ---------   -----------    ---------
Investment income:
 Cash dividends                              $ 1,765          $   47          $   674         $  -        $    8       $   388
 Interest income                                  47               6               14            1             2            11
                                             -------          ------          -------         ----        ------       -------
  Net investment income                        1,812              53              688            1            10           399

Net appreciation
 (depreciation) in fair
 value of investments                          3,919           1,352                -           92           173         1,644
Contributions:
 Employee rollovers                            2,266             894               30           55           375           551
 Employee withholdings                         1,991             244              330           69           140           688
 Employer matching                             2,366             306              424           78           164           789
Loan repayments                                    -              19               58            2             4            45
Withdrawals                                   (1,490)           (119)            (622)           -           (45)         (400)
Interfund transfers, net                           -            (445)             246          360           (40)         (695)
Participant loans                                  -             (29)             (61)          (1)           (9)         (124)
                                             -------          ------          -------         ----        ------       -------
 Increase (decrease) in net assets
  available for benefits                      10,864           2,275            1,093          656           772         2,897

Net assets available for
 benefits at beginning of year                30,359           4,711           10,626          193           654         7,534
                                             -------          ------          -------         ----        ------       -------
Net assets available for benefits
 at end of year                              $41,223          $6,986          $11,719         $849        $1,426       $10,431
                                             =======          ======          =======         ====        ======       =======


                                                                       Fund Information
                                            ------------------------------------------------------------------------
                                            Templeton                      Merill Lynch   Merill Lynch
                                             Foreign      Merill Lynch     Basic Value     Corporate     Participant
                                              Fund        Capital Fund         Fund        Bond Fund        Loans       Cash
                                            --------     ---------------   ------------   -----------    -----------  ---------
Investment income:
 Cash dividends                              $    92          $  450          $    43       $   63        $    -       $     -
 Interest income                                   1               7                1            1             -             3
                                             -------          ------          -------       ------        ------       -------
  Net investment income                           93             457               44           64             -             3

Net appreciation (depreciation) in fair
 value of investments                            (21)            581               90            8             -             -
Contributions:
 Employee rollovers                               88              36              237            -             -             -
 Employee withholdings                            69             302               48          101             -             -
 Employer matching                                74             362               58          111             -             -
Loan repayments                                    1              24                1            5          (159)            -
Withdrawals                                      (39)            (94)            (124)         (42)          (50)           45
Interfund transfers, net                         603            (234)             398         (238)           56           (11)
Participant loans                                 (3)            (39)              (4)         (14)          284             -
                                             -------          ------          -------       ------        ------       -------
 Increase (decrease) in net assets
  available for benefits                         865           1,395              748           (5)          131            37

Net assets available for
 benefits at beginning of year                   258           4,507              377        1,006           478            15
                                             -------          ------          -------       ------        ------       -------
Net assets available for benefits
 at end of year                              $ 1,123          $5,902          $ 1,125       $1,001        $  609       $    52
                                             =======          ======          =======       ======        ======       =======

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

                         Notes to Financial Statements

                           October 31, 1997 and 1996

1. The Plan

   The Roper Industries, Inc. (the "Company") Employees' Retirement Savings 003 Plan (the "Plan") is a defined contribution retirement savings plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All assets of the Plan are held, administered and invested by its trustee, Merrill Lynch Trust Company. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   (a) Eligibility
       -----------

       Employees of certain of the Company's subsidiaries become eligible to participate in the Plan after one year of continuous service provided the employee has attained 18 years of age. A Plan amendment adopted May 22, 1996 provides for crediting service for eligibility and vesting purposes in connection with certain mergers and acquisitions.

   (b) Employee Contributions
       ----------------------

       Plan participants may make contributions in 1% increments of their compensation, within the range of 3% to 6%, for each payroll period in the form of (i) thrift contributions (after-tax), (ii) 401(k) contributions (before-tax) or (iii) a combination of thrift and 401(k) contributions. Total employee contributions during the Plan's fiscal year may not exceed the ceiling established by the Internal Revenue Service ($9,500 for fiscal 1997 and $9,240 for fiscal 1996). A participant may withdraw all or part of his voluntary contributions after filing a written application.

   (c) Employer Contributions
       ----------------------

       The Company contributes an amount equal to 3% of each participant's compensation. The Company also 100% matches the first 3% of a participant's compensation that he contributes to the Plan and 50% matches the next 3% of participant compensation contributed to the Plan. Employer contributions are also limited by guidelines established by the Internal Revenue Service. Employer contributions can only be based on the first $150,000 of participant compensation in 1997.

   (d) Participant Accounts
       --------------------

       The Plan's trust consists of contributions by the participants and the Company and net earnings from investments. Investment appreciation and/or depreciation and investment earnings are credited to or deducted from participant accounts based on the ratio of each participant's account to the aggregate of all participant accounts within each fund on a daily basis.

   (e) Investment Options
       ------------------

       Each participant in the Plan must elect to have contributions invested in any one or a combination of the investment funds offered by the Plan. Throughout fiscal 1997, the following investment funds were available:

       Merrill Lynch Retirement Preservation Trust: The Trust seeks to provide
       -------------------------------------------
       preservation of capital, liquidity and current income that is typically higher than money market funds. The Trust invests primarily in a broadly diversified portfolio of guaranteed investment contracts and U.S.

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

                         Notes to Financial Statements

                           October 31, 1997 and 1996



       government and U.S. government agency securities. At October 31, 1997 and 1996, 451 and 453 participants were invested in this Trust, respectively.

       Merrill Lynch Corporate Bond Fund - Intermediate Term Portfolio: The Fund
       ---------------------------------------------------------------
       seeks a high level of current income by investing primarily in investment grade corporate fixed-income securities. Secondarily, the Fund seeks capital appreciation when consistent with its primary objective. The Fund invests primarily in bonds rated in the four highest rating categories with a maximum remaining maturity of 10 years. Under normal circumstances, the average remaining maturity will be between five and seven years. In addition, the Fund may invest up to 25% of its total assets in foreign securities. At October 31, 1997 and 1996, 183 and 173 participants were invested in this Fund, respectively.

       Merrill Lynch Capital Fund: The Fund seeks the highest total investment
       --------------------------
       return consistent with prudent risk. Total investment return is the aggregate of income and capital value changes. The Fund has a fully managed investment policy utilizing equity, debt and convertible securities. This permits Fund management to shift emphasis based on its evaluation of changes in economic and market trends. Consistent with this policy, the Fund's portfolio may, at any given time, be invested substantially in equity securities, corporate bonds or money market securities. It is the expectation of management that, over longer periods, a major portion of the Fund's portfolio will consist of equity securities of larger market capitalization companies. Dividends are declared and reinvested semiannually. The Fund may invest up to 25% of its total assets in foreign securities. At October 31, 1997 and 1996, 403 and 384 participants were invested in this Fund, respectively.

       Merrill Lynch Basic Value Fund: The Fund seeks capital appreciation and,
       ------------------------------
       secondarily, income by investing in securities, primarily equities, that Fund management believes are undervalued. The Fund seeks to invest in stocks that possess one or more of the following characteristics: (i) selling at a discount either from book value or historical price-earnings ratios or (ii) seem capable of recovering from situations that caused the company to become temporarily out of favor. Particular emphasis is placed on securities that provide an above-average dividend return and sell at a below-average price-earnings ratio. The Fund may invest up to 25% of its total assets in foreign securities. At October 31, 1997 and 1996, 120 and 47 participants were invested in this Fund, respectively.

       Merrill Lynch Equity Index Trust: The Trust seeks to approximate the
       --------------------------------
       total return of the Standard & Poor's 500 Composite Stock Price Index. This Index is a means to measure the performance of a broad base of large U.S. corporations. The Trust invests primarily in a portfolio of equity securities designed to substantially equal the performance of this Index. The percentage of the Trust's interest in each stock will generally be the same as the percentage that a particular stock represents in the Index. However, certain factors may make the purchase of some stocks impracticable or unnecessary. At October 31, 1997 and 1996, 126 and 53 participants were invested in this Trust, respectively.

       AIM Value Fund: The Fund seeks long-term growth of capital by investing
       --------------
       primarily in stocks of companies that are undervalued relative to the stock market as a whole due to underperformance, but show tangible evidence of a turnaround. The Fund seeks undervalued securities believed to offer growth potential in four categories: 1) out-of-favor cyclical growth companies, 2) established growth companies that are undervalued compared to historical relative valuations, 3) companies with tangible evidence of improving prospects not yet reflected in the price of the stock and 4) equity securities selling at prices that do not reflect the current market value of their assets. The Fund may invest up to 25% of its total assets in foreign securities. At October 31, 1997 and 1996, 557 and 537 participants were invested in this Fund, respectively.

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

                         Notes to Financial Statements

                           October 31, 1997 and 1996


       MFS Emerging Growth Fund: The Fund seeks long-term growth of capital. The
       ------------------------
       Fund invests primarily in common stock of small- and medium-sized companies that are early in their life cycles and have the potential to become major enterprises. The Fund may also invest in more established companies whose rates of earnings growth are expected, by Fund management, to accelerate because of special factors such as new management, new products or changes in consumer demand. The Fund may invest up to 25% of its total assets in foreign securities. At October 31, 1997 and 1996, 188 and 111 participants were invested in this Fund, respectively.


       Templeton Foreign Fund: The Fund seeks long-term capital growth. The Fund
       ----------------------
       seeks to obtain its objective through a flexible policy of investing in stocks and debt obligations of companies and governments outside the U.S. The Fund may also invest in preferred stock and certain debt securities, rated or unrated, such as convertible bonds and bonds selling at a discount. The Fund has the right to purchase securities in any foreign country, developed or developing. At October 31, 1997 and 1996, 130 and 61 participants were invested in this Fund, respectively.

       Roper Industries, Inc. Common Stock: This Fund invests solely in Roper
       -----------------------------------
       Industries, Inc. common stock. At October 31, 1997 and 1996, 469 and 433 participants were invested in this fund, respectively.


   (f) Vesting
       -------

       Employer contributions become vested to participants 20% after the first year of participation and an additional 20% after each additional year of participation, up to 100%.

   (g) Termination
       -----------

       The Company may terminate, or partially terminate, the Plan or discontinue Company contributions to the Plan at any time, in which case all employer contributions and allocated earnings to each participant's account would become fully vested and nonforfeitable.

   (h) Forfeitures
       -----------

       All forfeitures by participants, as defined by the Plan, are retained in the Plan and used to pay Plan expenses and reduce employer contributions.

   (i) Participant Loans
       -----------------

       The Plan allows participants to borrow up to the lesser of 50% of their vested account balance or $50,000. Generally, loans must be repaid within five years. The interest rate on such loans is 1 1/2 percentage points higher than the prime interest rate.

2.  Summary of Significant Accounting Policies

   (a) Basis of Presentation
       ---------------------

       The accompanying statements of net assets available for benefits and changes in net assets available for benefits have been prepared on the accrual basis of accounting.

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

                         Notes to Financial Statements

                           October 31, 1997 and 1996


   (b) Investments
       -----------

       Investments are stated at fair value. Fair values for investments in mutual funds, common trust funds and Roper Industries, Inc. common stock were determined using the closing prices as published by financial sources believed to be reliable. The fair value of loans to participants represents the unpaid balances on individual participant accounts. Unrealized appreciation (depreciation) in fair value of investments is computed by comparing the fair value of an investment to its cost for investments purchased during the year. For investments held an entire year, it is the change in fair value during the year. Purchases and sales of investments are recorded on a trade-date basis.

   (c) Use of Estimates
       ----------------

       The administrator of the Plan has made a number of estimates and assumptions relating to the reporting of assets, liabilities and disclosures in order to prepare these financial statements in accordance with generally accepted accounting principles. Actual results could differ from these estimates.

   (d) Expenses
       --------

       The Company pays all administrative expenses of the Plan.

 3. Investments

    Investments that represent at least 5% of the Plan's net assets available for benefits at October 31, 1997 and 1996 are as follows (in 000s):

                                                     1997     1996
                                                    -------  -------

     Merrill Lynch Retirement Preservation Trust    $11,659  $10,567
     AIM Value Fund                                  10,326    7,428
     Roper Industries, Inc. common stock              6,947    4,676
     Merrill Lynch Capital Fund                       5,856    4,461

 4. Income Tax Status

    The latest determination letter applied to the Plan related to an amendment dated October 29, 1987, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code for qualified plans. The Plan has been amended since receiving the aforementioned determination letter. However, the Company believes that the Plan is currently designed and administered in compliance with applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of October 31, 1997 and continues to be tax-exempt.

                                                                      Schedule 1

         ROPER INDUSTRIES, INC. EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

         ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                (IN THOUSANDS)

                               OCTOBER 31, 1997

                                                Shares/              Fair
                                                 Units     Cost      Value
                                                -------   -------   -------
Common trust funds:

 *Merrill Lynch Retirement Preservation Trust    11,659   $11,659   $11,659

 *Merrill Lynch Equity Index Trust                   14       758       836

Mutual funds:

 *MFS Emerging Growth Fund                           38     1,261     1,408

  AIM Value Fund                                    291     8,374    10,326

  Templeton Foreign Fund                            108     1,158     1,110

 *Merrill Lynch Capital Fund                        168     5,267     5,856

 *Merrill Lynch Basic Value Fund                     30     1,037     1,114

 *Merrill Lynch Corporate Bond Fund -
  Intermediate Term Portfolio                        85       985       986

 *Roper Industries, Inc. Common Stock               258     4,953     6,947

Participant Loans                                   609       609       609


* Merrill Lynch and Roper Industries, Inc. are parties-in-interest to the Plan.

                 See accompanying independent auditors report.


                                                                                                                          Schedule 2


                                   ROPER INDUSTRIES, INC. EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

                                         ITEM 27(D) - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                          (IN THOUSANDS)

                                                    YEAR ENDED OCTOBER 31, 1997

                                                                                                     Asset
                                                                                                   Value on
                                                Purchase      Selling   Transaction    Cost of   Transaction      Net
Description of Asset                             Price         Price      Expenses      Asset        Date     Gain (Loss)
--------------------------------------------   ---------      -------   -----------    -------   -----------  -----------
*Roper Industries, Inc. common stock             $2,145       $    -       $    -      $2,145       $2,145       $   -
*Roper Industries, Inc. common stock                  -          872            -         513          872         359

*Merrill Lynch Retirement Preservation Trust      3,526            -            -       3,526        3,526           -
*Merrill Lynch Retirement Preservation Trust          -        2,434            -       2,434        2,434           -

AIM Value Fund                                    3,054            -            -       3,054        3,054           -
AIM Value Fund                                        -        1,586            -       1,366        1,586         220

* Merrill Lynch and Roper Industries, Inc. are parties-in-interest to the Plan.

                 See accompanying independent auditors report.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



                   Roper Industries, Inc. Employees' Retirement Savings 003 Plan
                   -------------------------------------------------------------
                                        (Name of Plan)


                   By: Roper Industries, Inc., Plan Administrator

                   By: /s/ Marilyn M. Messer
                       ---------------------------------------------------------
                                        (Signature)

                       Marilyn M. Messer                          April 28, 1998